Securities and Exchange Commission
RECEIVED
JUN 0 4 2008
Office of Compliance Inspection and Examinations

CM

SECU 08032044 SION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 52193 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Street Capital, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

327 Congress Suite 650
(No. and Street)

Austin (City) TX (State) 78701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kyle Holland 512-923-3684
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name - *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 1 7 2008
THOMSON REUTERS

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kyle Holland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fifth Street Capital, as of Dec 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

GEOFFREY C. GENTRY
Notary Public
STATE OF TEXAS
My Comm. Exp. 08-26-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

**Independent Auditor's Report**

May 29, 2008

Board of Directors
Fifth Street Capital, LLC
327 Congress Avenue
Austin , TX 78701

I have audited the accompanying balance sheet of Fifth Street Capital, LLC, as of December 31, 2007, and the related statements of income, retained earnings, changes in members' equity, changes in liabilities subordinated to claims of genral crediors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Fifth Street Capital, LLC as of December 31, 2007, and the results of its operations, reatined earnings, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA

# Fifth Street Capital, LLC
# BALANCE SHEET
# As of December 31, 2007

## ASSETS

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash In Bank | $ | 80.00 |
| Cash in Bank | | 10,035.91 |
| Prepaid Expenses | | 3,773.00 |
| **Total Current Assets** | | 13,888.91 |
| **PROPERTY AND EQUIPMENT** | | |
| Equipment | | 13,134.00 |
| Leasehold Improvements | | 1,500.00 |
| Less: Accumulated Depreciation | | (8,730.60) |
| **Net Property and Equipment** | | 5,903.40 |
| **TOTAL ASSETS** | $ | 19,792.31 |

# Fifth Street Capital, LLC
# BALANCE SHEET
## As of December 31, 2007

## LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES** | |
| Accounts Payable | $ 974.83 |
| **Total Current Liabilities** | 974.83 |
| **LONG-TERM LIABILITIES** | |
| Note Payable | 1,200.00 |
| **Total Long-Term Liabilities** | 1,200.00 |
| **Total Liabilities** | 2,174.83 |
| **MEMBERS' EQUITY** | |
| Contributed Capital | 301,796.67 |
| Accumulated Deficit | (284,179.19) |
| **Total Members' Equity** | 17,617.48 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | $ 19,792.31 |

See Accountant's Audit Report

# Fifth Street Capital, LLC
# INCOME STATEMENT

| | | 12 Months Ended December 31, 2007 |
|---|---|---|
| **Sales** | | |
| Commissions Earned | $ | 12,087.23 |
| Other Income | | 46,229.29 |
| Interest Income | | 20.29 |
| Less Returns & Allowances | | 0.00 |
| **Total Sales** | | 58,336.81 |
| **Gross Profit** | | 58,336.81 |
| **Operating Expenses** | | |
| Regulations Fees | | 6,043.00 |
| Employee compensation and ben | | 24,208.70 |
| Floor brokerage, exchange, and c | | 13,257.55 |
| Communications and data proces | | 50.00 |
| Fidelity Bond | | 1,410.00 |
| Regulatory fees and expenses | | 800.00 |
| Occupancy | | 25,470.57 |
| Other expenses | | 31,327.18 |
| **Total Operating Expenses** | | 102,567.00 |
| **Operating Income (Loss)** | | (44,230.19) |
| **Net Income (Loss)** | $ | (44,230.19) |

See Accountant's Audit Report

# Fifth Street Capital, LLC
# STATEMENT OF CASH FLOWS
## For the 12 months Ended December 31, 2007

| | | 2007 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ | (44,230.19) |
| Prior Period Adjustment | | 4,161.60 |
| Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities: | | |
| Losses (Gains) on sales of Fixed Assets | | 0.00 |
| Decrease (Increase) in Operating Assets: | | |
| Accounts Receivable | | 22,583.00 |
| Other | | 2,245.00 |
| Increase (Decrease) In Operating Liabilities: | | |
| Accounts Payable | | (12,918.17) |
| Accrued Liabilities | | 0.00 |
| Total Adjustments | | 16,071.43 |
| **Net Cash Provided By (Used in) Operating Activities** | | (28,158.76) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Capital Expenditures | | (5,235.02) |
| Proceeds From Sale of Fixed Assets | | 0.00 |
| **Net Cash Provided By (Used In) Investing Activities** | | (5,235.02) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Notes Payable Borrowings | | 1,200.00 |
| Contributed Capital | | 37,607.69 |
| **Net Cash Provided By (Used In) Financing Activities** | | 38,807.69 |
| **NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS** | | 5,413.91 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD** | | 4,702.00 |
| **CASH AND CASH EQUIVALENTS AT END OF PERIOD** | $ | 10,115.91 |

See Accountant's Audit Report

## Fifth Street Capital, LLC
## Statement of Changes in Member's Equity
## For the Year Ended December 31, 2007

| | Contributed Capital | Accumulated Deficit | Total Member's Equity |
|---|---|---|---|
| Balance at December 31, 2007 | $ 266,424 | $ (239,949) | $ 26,475 |
| Net Income for the year ended December 31, 2007 | | (44,230) | (44,230) |
| Capital Transactions | 35,372 | - | 35,102 |
| Prior Period Adjustment | - | - | - |
| Balance at December 31, 2007 | $ 301,796 | $ (284,179) | $ 17,617 |

See Accountants' Audit Report

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Fifth Street Capital, LLC (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is also a member of Financial Institution Regulatory Authority (FINRA). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company operates as a Texas Limited Liability Company and has a sole member, Fifth Street Financial Corporation (the Parent.).

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Account receivables primarily represent balances due from other underwriters and pertain to designated sales and management fees owed under the terms of the Agreement among Underwriters for the particular underwriting's involved

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenue is recorded as follows: underwriting management fees, financial advisory fees and sales commissions are recognized at settlement date and underwriting risk fees are recognized at the time the underwriting is complete (settlement date) and the income is reasonably determinable. Actual amounts received from the senior manager on underwriting transactions may vary from amounts originally recorded due to adjustments controlled by the senior manager. Adjustments to income from underwriting transactions are recorded in the period that the Company is notified by the senior manager.

Primary and secondary trade revenue is recognized on the trade or settlement date whichever is applicable under the circumstances.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight line method over the estimated useful lives, principally five years. Leasehold improvements are amortized over the lesser of the life of the lease or the estimated useful life of the improvement.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated income tax return with the Parent. Income taxes are recorded using the separate company method to comply with FASB Statement 109, Accounting for Income Taxes. Any resulting provision or benefit for income taxes is recorded as a receivable or payable to the Parent. Future benefits with respect to loss carryforwards that are expected to expire unused are offset by a valuation allowance.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital requirements of $5,000. At December 31, 2007, the Company's ratio of aggregate indebtedness to net capital was 6.67 to 1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

In prior years, the parent and other related parties provided administrative service, equipment, and office space to the Company without reimbursement. At December 31, 2007, the Company owed $1,200 to its affiliate which is included in accounts and accrued liabilities on the balance sheet.

## NOTE E – CORRESPONDENT AGREEMENT WITH CLEARING BROKER

The Company has adopted a Corporate Account Agreement with a clearing broker, authorizing trading in securities and permitting margin transactions. Additionally, a Fully Disclosed Correspondent Agreement has been executed between the Company and the clearing broker. As part of this agreement, and in compliance with the net capital requirements of the Securities and Exchange Commission, the Company is required to maintain a clearing deposit with the clearing broker in the amount of $5,000.

## NOTE F– OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2007, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

## NOTE G – PRIOR PERIOD ADJUSTMENT

The prior period adjustment represented an amount of $4,161.60 of misstatements of equity accounts. The effect of the adjustment represented did not impact the net income of December 31, 2006. The adjustment had no impact on net income in the year ended December 31, 2007.

## NOTE H – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

| | Estimated Useful Life | | |
|---|---|---|---|
| Furniture & Fixtures | 7 years | $ | 13,134 |
| Leasehold Improvements | 7 years | | 1,500 |
| | | | 14,634 |
| Less – accumulated depreciation | | | (8,731) |
| Total | | $ | 5,903 |

Depreciation expense was $2661.60 for the year December 31, 2007 and is included in the operating expenses in the accompanying statement of income.

Supplementary Information

**Supplementary**

**Pursuant to rule 17a-5 of the**

**Securities and Exchange Act of 1934**

**As of and for the Year Ended December 31, 2007**

**Fifth Street Capital, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2007**

**Computation of Net Capital**

| | | |
|---|---|---|
| Total Stockholder's equity: | | $ 17,617.48 |
| Nonallowable assets: | | |
| Property and equipment | 5,903.40 | |
| Prepaid | 3,773.00 | 9/676.40 |
| Net allowable capital | | $ 7,941.08 |

**Computation of Basic Net Capital Requirement**

| | |
|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ 145.07 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000.00 |
| Net capital requirement | $ 5,000.00 |
| Excess net capital | $ 2,941.08 |

**Computation of Aggregate Indebtedness**

| | |
|---|---|
| Total Aggregate Indebtedness | $ 2,176.00 |
| Percentage of aggregate indebtedness to net capital | 6.67% |

**Reconciliation of the Computation of Net Capital Under Rule 15c3-1**

| | |
|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2007 | $ 8,390.00 |
| Adjustments: | |
| Change in Equity (Adjustments) | 457.92 |
| NCC per Audit | 7,941.08 |
| Difference | $ (0.00) |

**Fifth Street Capital, LLC**
**Supplemental Schedules Required by Rule 17a-5**
**As of and for the year ended December 31, 2007**

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is North American Clearing, Inc.

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | |
|---|---|
| Balance of such claims at January 1, 2007 | $ - |
| Additions | - |
| Reductions | - |
| Balance of such claims at December 31, 2007 | $ - |

**REPORT ON INTERNAL CONTROL**

**For the year ended December 31, 2007**

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 27, 2008

Board of Directors
Fifth Street Capital, LLC
327 Congress Avenue
Austin, TX 78701

In planning and performing my audit of the financial statements and supplemental schedules of Fifth Street Capital, LLC for the year ended December 31, 2007, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA



END